September 7, 2016

VIA EDGAR AND EMAIL

Joshua Dilk, Esquire
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Farmers & Merchants Bancorp
Registration Statement on Form S-4
Filed August 26, 2016
File No. 333-213337

Dear Mr. Dilk:

Farmers & Merchants Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-213337) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern Daylight Time, on September 9, 2016 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joshua Dilk, Esq.
United States Securities and Exchange Commission
September 7, 2016

Please contact John F. Stuart, Esq. or Alan Smith, Esq. of Stuart | Moore Law at (805) 545-8590 with any questions you may have concerning this request, and please notify Mr. Stuart when this request for acceleration has been granted.

Very truly yours,

/s/ Kent A. Steinwert
Kent A. Steinwert

cc:    John F. Stuart, Esq.